UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

OVERSEAS SHIPHOLDING GROUP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

690368 10 5
(CUSIP Number)

Peter G. Samuels, Esq., Proskauer Rose LLP, 1585 Broadway, New York, NY 10036 (212) 969-3335
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS OSG Holdings I.R.S. IDENTIFCATION NO. OF ABOVE PERESONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)		N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		□
6	CITIZENSHIP OR PLACE OF ORGANIZATION		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,680,444
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	2,680,444
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,680,444
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)		□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.8%
14	TYPE OF REPORTING PERSON (See instructions)		PN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 3 of 4 Pages

This Amendment No. 5 to the Schedule 13D (the "Schedule 13D") of OSG Holdings, a New York partnership ("OSGH"), relating to the common stock, par value $1.00 per share (the "Common Stock") of Overseas Shipholding Group, Inc., a Delaware corporation ("OSG"), amends Item 5 of the Schedule 13D in the following respects:

Item 5.	Interest in Securities of the Issuer
	(a)	Aggregate amount of Common Stock beneficially owned: 2,680,444 shares
Percent of class beneficially owned: 6.8%

	(b)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote	2,680,444 shares
		(ii)	Shared power to vote or direct the vote	0
		(iii)	Sole power to dispose or to direct the disposition of	2,680,444 shares
		(iv)	Shared power to dispose or to direct the disposition of	0

(c)

On January 30, 2004, OSGH sold 305,972 shares of Common Stock in an underwritten public offering with a price to the public of $36.60 per share, less underwriting discounts and commissions of $0.47 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26 , 2004	OSG HOLDINGS

By: /s/Michael A. Recanati
Name: Michael A. Recanati
Title: Partner